UNITED STATES

                  SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549

                             SCHEDULE 13G

               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. )

         KASPER A.S.L. LTD. (formerly, SASSCO FASHIONS, LTD.)

                           (NAME OF ISSUER)

                Common Stock, par value $.01 per share

                    (TITLE OF CLASS OF SECURITIES)

                             -------------
                            (CUSIP NUMBER)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13G
CUSIP No.                                            Page 2 of 5 Pages


1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Whippoorwill Associates, Inc., 13-3595884


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                  (see instructions)     (b)  [ ]

3   SEC USE ONLY

4   CITZENSHIP OR PLACE OF ORGANIZATION

          Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES                -0-

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH            813,909

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH              -0-

                 8  SHARED DISPOSITIVE POWER

                         813,909

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          813,909

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          12.0%

12  TYPE OF REPORTING PERSON (See Instructions)

          IA;CO
                                                     Page 3 of 5 Pages

                             SCHEDULE 13G

This statement on Schedule 13G (this "Statement") is being filed by Whippoorwill Associates, Inc. ("Whippoorwill") and relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Kasper A.S.L., Ltd. (the "Issuer"). Whippoorwill is a registered investment adviser and has discretionary authority with respect to the investments of, and acts as agent for, its clients. The Common Stock reported in this Statement as beneficially owned by Whippoorwill as of December 31, 1997 is held in Whippoorwill's client accounts and the filing of this Statement shall not be construed as an admission that Whippoorwill (or any of its principals) is, for purposes of Section 13 of the Act, the beneficial owner of such securities. This Schedule 13G amends the statement on Schedule 13D filed by Whippoorwill on June 12, 1997 as amended by Amendment No. 1 filed on September 15, 1997 and Amendment No. 2 filed on December 31, 1997.

ITEM 1.      NAME OF ISSUER:

             (a)   Kasper A.S.L., Ltd. (formerly, Sassco Fashions, Ltd.)

             (b)   77 Metro Way, Secaucus, New Jersey 07094

ITEM 2.      NAME OF PERSON FILING:

             (a)   Whippoorwill Associates, Inc.

             (b)   11 Martine Avenue White Plains, New York 10606

             (c)   Delaware

             (d)   Common Stock, par value $.01 per share

             (e)   None

ITEM 3. THIS STATEMENT IS BEING FILED PURSUANT TO RULE 13(d)-1(b) BECAUSE THE REPORTING PERSON FILING IS AS FOLLOWS:
             (e)   |X|    An investment adviser in accordance with
                          Rule 13d-1(b)(1)(ii)(E).

                                                     Page 4 of 5 Pages

ITEM 4.      OWNERSHIP

             (a)   Amount beneficially owned:  813,909 shares

             (b)   Percent of class: 12.0%

             (c)   Number of shares as to which such person has:

                   (i)     Sole power to vote or direct the vote: -0-

                   (ii)    Shared power to vote or to direct the vote: 813,909

                   (iii)   Sole power to dispose or direct the
                           disposition of: -0-

                    (iv)   Shared power to dispose or to direct the
                           disposition of:   813,909

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
              ANOTHER PERSON

              Clients of Whippoorwill have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock reported as beneficially owned by Whippoorwill.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

             Not applicable.

ITEM 10.     CERTIFICATION

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                     Page 5 of 5 Pages


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 1998

                                  WHIPPOORWILL ASSOCIATES, INC.



                                  BY:/s/ Pamela M. Lawrence
                                     ----------------------
                                     Name:  Pamela M. Lawrence
                                     Title: Managing Director